UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42853

PLATINUM ANALYTICS CAYMAN LIMITED

(Registrant’s Name)

60 Anson Road, 17-01

Mapletree, Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On September 18, 2025, Platinum Analytics Cayman Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Kingswood Capital Partners, LLC as representative of the underwriters (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,300,000 Class A ordinary shares, par value $0.0004 per share (the “Ordinary Shares”), which included the Representative’s full exercise of its over-allotment option.

On March 31, 2025, the Company adopted its third amended and restated memorandum and articles of association in connection with its IPO (the “Articles”) by special resolution passed by shareholders of the Company. The Articles became effective after pricing. On April 10, 2025, the Company filed the Articles with the Registrar of Companies in the Cayman Islands.

On September 22, 2025, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-287134), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025, as amended, and declared effective by the SEC on September 18, 2025. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PLTS” on September 19, 2025.

In connection with the IPO, the Company issued a press release on September 19, 2025 announcing the pricing and trading of the IPO and a press release on September 22, 2025 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the third amended and restated memorandum and articles of association, and the two press releases are attached hereto as Exhibits 1.1, 3.1, 99.1 and 99.2, respectively, and are incorporated by reference herein. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 18, 2025
3.1	The Third Amended and Restated Memorandum and Articles of Association
99.1	Press Release, dated September 19, 2025
99.2	Press Release, dated September 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM ANALYTICS CAYMAN LIMITED

Date: September 23, 2025	By:	/s/ Huiyi Zheng
	Name:	Huiyi Zheng
	Title:	Chief Executive Officer